SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

VIA EDGAR TRANSMISSION

July 10, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Schlumberger N.V. (Schlumberger Limited)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed January 31, 2013
Response Letter dated May 17, 2013
File No. 1-04601

Dear Mr. Schwall,

This letter sets forth the response of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to a comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 27, 2013 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-04601) as well as the Company’s prior response letter dated May 17, 2013. For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	We note your response to prior comment one which indicates that you capitalize direct costs associated with certain services and products provided by your SPM division. We further note that you have concluded that the related costs of providing such services and products will be recoverable and therefore meet the definition of an asset pursuant to FASB Concepts Statement 6. Furthermore, you believe that capitalizing the direct costs is consistent with the guidance set forth in ASC 605-35-25-34. Please tell us how much time generally elapses from when you begin providing services and products in these types of arrangements until the time in which incremental production is established and payback is expected. In doing so, please provide examples of such arrangements and how the actual results compared to your expectations at the time of entering such arrangements. Finally, please refer to ASC 605-35-25-1 and tell us which method you follow with respect to accounting for your SPM arrangements.

United States Securities and Exchange Commission

Division of Corporate Finance

July 10, 2013

Response:

As we noted in our prior response, Schlumberger believes that capitalizing these costs, which are directly related to the revenue we expect to receive from incremental production, is supported by a number of different standards/references throughout US GAAP including: FASB Concepts No. 6; the accounting for contract costs as set forth in ASC 605-35-25-34 through 38; and various other accounting models. The guidance in ASC 932, “Extractive Activities – Oil and Gas,” is also among the other accounting models that support capitalizing these costs.

While Schlumberger’s methodology for amortizing these capitalized costs could potentially be viewed as somewhat analogous to the units of delivery method described in ASC 605-35-25-1, Schlumberger has primarily relied on the guidance in ASC 932-360-35-7 in developing its SPM accounting policy for amortizing these capitalized costs. Under Schlumberger’s accounting policy, each incremental unit produced that Schlumberger will be compensated for is assigned a pro-rata portion of the unamortized costs. The costs being capitalized are primarily development costs, and as such, we have concluded that this is the most appropriate accounting model for Schlumberger to follow given the nature of these SPM arrangements. This accounting policy results in a matching of revenue with the applicable costs.

Schlumberger currently has only 10 SPM arrangements. As of March 31, 2013, two projects accounted for approximately 90% of Schlumberger’s SPM-related capitalized costs. As these SPM arrangements are primarily focused on developing production in our customers’ mature fields, incremental production (production over and above a baseline that is mutually agreed to with our customer) is generally achieved very quickly. In the case of these two previously mentioned projects, incremental production was achieved within three months of when Schlumberger began investing its services. This was in line with our expectations at the time of entering into these arrangements. From a payback perspective, these projects were expected to become cash flow positive (meaning the point at which the cumulative cash flows from incremental production first exceeded our cumulative investment in the project) within approximately five years of entering into these arrangements. Both of these projects started fewer than five years ago, but our current expectations regarding payback are within approximately two months of our initial expectations for one of the projects and within eight months of our initial expectations for the other project. During the second quarter of 2013 we commenced another SPM arrangement. For this project incremental production was achieved in the same quarter that we started the project and our payback period is estimated to be in approximately three years. The experiences we have described for these three projects are consistent with our history in prior SPM arrangements.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

Division of Corporate Finance

July 10, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Deputy General Counsel and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles
Name:	Saul Laureles
Title:	Deputy General Counsel
and Assistant Secretary

cc:	Alexander C. Juden
Secretary and General Counsel

Simon Ayat
Executive Vice President
and Chief Financial Officer

Howard Guild
Chief Accounting Officer

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP